# SEC Schedule 13D/A (Amendment No. 1) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Xponential Fitness, Inc., CIK 0001802156
CUSIP: 98422X101
Title of class of securities: Class A common stock, par value $0.0001 per share
Address of issuer's principal executive offices: 17877 VON KARMAN AVE, SUITE 100, IRVINE, California (CA), 92614
Date of event which requires filing of this statement: 09/28/2026
Filed by CIK 0001959730
Persons authorized to receive notices and communications: Fund 1 Investments, LLC, 100 Carr 115, Unit 1900, Rincon, Puerto Rico (PR), 00677, 804-363-4458

## Reporting persons
- Fund 1 Investments, LLC (CIK 0001959730): type of reporting person: parent holding company or control person (HC), other (OO); citizenship or place of organization: Delaware (DE); source of funds: affiliate funds (AF); sole voting power 4,160,610; shared voting power 0; sole dispositive power 4,160,610; shared dispositive power 0; aggregate amount beneficially owned 4,160,610 (9.9% of the class)

## Item 1. Security and Issuer
Title of class of securities: Class A common stock, par value $0.0001 per share
Name of issuer: Xponential Fitness, Inc.
Address of issuer's principal executive offices: 17877 VON KARMAN AVE, SUITE 100, IRVINE, California (CA), 92614

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
Item 3 is hereby amended and restated to read as follows:

The Shares beneficially owned by the Reporting Person were purchased with working capital of the Funds (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business). The aggregate purchase price of the 4,160,610 Shares beneficially owned by the Reporting Person is approximately $25,803,895, including brokerage commissions.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 is hereby amended to add the following:

As described in further detail in Item 6 below, the Reporting Person and the Issuer entered into a letter agreement (the "Agreement"), which reflects the Board's approval of the acquisition of additional Shares for purposes of Section 203 of the General Corporation Law of the State of Delaware ("DGCL 203"), and its waiver of the applicability of DGCL 203, such that the PLP Parties (as defined in the Agreement) may acquire additional Shares and become party to Derivative Agreements (as defined in the Agreement), or join or become part of a group, without being subject to DGCL 203's restrictions on business combinations, subject to continued compliance with the terms of the Agreement.

The Reporting Person continues to believe in the potential value of the Issuer, and has engaged in, and intends to continue engaging in, discussions with the Board and management team regarding operational and strategic opportunities for the Issuer to enhance stockholder value.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5(a) is hereby amended and restated to read as follows:

The aggregate percentage of Shares reported beneficially owned by the Reporting Person is based on 42,219,000 Shares outstanding as of July 31, 2026, which is the total number of Shares outstanding as reported in the Issuer's quarterly report on Form 10-Q filed with the Securities and Exchange Commission on August 7, 2026.

As of the date hereof, the Reporting Person beneficially owned 4,160,610 Shares, constituting approximately 9.9% of the outstanding Shares.
Number of shares as to which each person has sole or shared power to vote or dispose:
Item 5(b) is hereby amended and restated to read as follows:

The Reporting Person has sole power (i) to vote or direct the vote of, and (ii) to dispose or direct the disposition of, the 4,160,610 Shares held by the Funds.
Transactions in the class effected during the past sixty days:
Item 5(c) is hereby amended and restated to read as follows:

There have been no transactions in the Shares of the Issuer by the Reporting Person since the filing of the Schedule 13D. This Amendment reflects an update to the Reporting Person's beneficial ownership of Shares included in the Schedule 13D, reflecting that on August 21, 2026, the Reporting Person purchased 15,000 Shares at a price of $5.1944 per Share, rather than 25,000 Shares at a price of $5.1355 per Share as previously disclosed.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Item 6 is hereby amended to add the following:

On September 28, 2026, the Reporting Person and the Issuer entered into the Agreement, which reflects the Board's approval of the acquisition of additional Shares for purposes of DGCL 203, and its waiver of the applicability of DGCL 203, such that the PLP Parties may acquire additional Shares and become party to Derivative Agreements, or join or become part of a group, without being subject to DGCL 203's restrictions on business combinations, subject to continued compliance with the terms of the Agreement.

The Agreement requires that the PLP Parties (or any group of which any of them is a part) vote any voting securities they beneficially own that entitle them to cast votes on a matter in excess of 9.9% of the total number of votes entitled to be cast (such voting securities votes in excess of 9.9%, the "Excess Voting Securities"), in the same manner and proportion as the votes cast on such matter by the holders of voting securities of the Issuer not beneficially owned by the PLP Parties or any group of which any of them is a part. The Agreement also provides that the PLP Parties shall not acquire, directly or indirectly, beneficial ownership of Shares, become party to any Derivative Agreement or join or become part of a group if thereafter the total number of Shares beneficially owned by the PLP Parties and any group of which any of them is a part represents more than 19.9% of the then outstanding Shares (together with the total number of Shares subject to Derivative Agreements). The Agreement will terminate upon the fifth anniversary of the date thereof. The foregoing description of the Agreement does not purport to be complete and is qualified in its entirety by reference to the Agreement, a copy of which is attached hereto as Exhibit99.1 and is incorporated herein by reference.

The Reporting Person has entered into certain cash-settled total return swap agreements (the "Cash-Settled Swaps") with an unaffiliated third-party financial institution, which provide the Reporting Person with economic exposure to an aggregate of 2,821,118 notional Shares, representing approximately 6.7% of the outstanding Shares. The Cash-Settled Swaps provide the Reporting Person with economic results that are comparable to the economic results of ownership, but do not provide the Reporting Person with the power to vote or direct the voting or dispose of or direct the disposition of the Shares that are the subject of the Cash-Settled Swaps.

As previously disclosed, the Reporting Person sold short over-the-counter cash-settled put options referencing an aggregate of 2,000,000 Shares, which had an exercise price of $5 per Share and an expiration date of September 18, 2026. These options expired unexercised pursuant to their terms.

The Reporting Person has sold short over-the-counter cash-settled put options referencing an aggregate of 2,500,000 Shares, which have an exercise price of $5 per Share and an expiration date of October 16, 2026.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Item 7 is hereby amended to add the following exhibit:

99.1 - Letter Agreement, dated September 28, 2026, by and between Xponential Fitness, Inc. and Fund 1 Investments, LLC

## Signatures
- Fund 1 Investments, LLC: /s/ Benjamin C. Cable, Benjamin C. Cable, Chief Compliance Officer (09/30/2026)